UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 6)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Zynerba Pharmaceuticals, Inc.
(Name of Subject Company)
Zynerba Pharmaceuticals, Inc.
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
98986X109
(CUSIP Number of Class of Securities)
Christian Ulrich
Secretary
80 W. Lancaster Avenue, Suite 300
Devon, Pennsylvania 19333
(484) 581-7505
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
William Intner
Hogan Lovells US LLP
100 International Drive
Baltimore, MD 21202
(410) 659-2700
and to:
Peter Cohen-Millstein
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
(212) 918-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:
This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony Biosciences”), to acquire all of the issued and outstanding shares of Zynerba’s common stock, par value $0.001 per share (the “Shares”) for (i) $1.1059 per Share in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right per Share, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed with the SEC on September 14, 2023, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed with the SEC on September 15, 2023, the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed with the SEC on September 27, 2023, the Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed with the SEC on September 29, 2023 and the Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9 filed with the SEC on October 4, 2023, remains unchanged. This Amendment is being filed to reflect certain updates as set forth below.
ITEM 8.	ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The following new subsection shall be added before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements”:
“Final Results of the Offer
The Offer and withdrawal rights expired at 5:00 p.m. (New York City time) on Tuesday, October 10, 2023 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 28,236,148 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing, as of the Expiration Time, approximately 52.3% of the issued and outstanding Shares (not including 1,072,940 Shares delivered through Notices of Guaranteed Delivery, representing approximately 2.0% of the Shares issued and outstanding). As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition and all other conditions to the Offer were satisfied or waived. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been irrevocably accepted for payment by the Purchaser. Purchaser will promptly pay for all Shares accepted pursuant to the Offer.
As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Zynerba pursuant to Section 251(h) of the DGCL and accordingly, the Merger was completed on October 10, 2023. At the Effective Time, each Share (other than Excluded Shares) was automatically converted into the right to receive the Offer Price.
As a result of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market. Harmony Biosciences and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Zynerba’s reporting obligations under the Exchange Act as promptly as practicable.
On October 11, 2023, Harmony Biosciences issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(O) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:
Exhibit No.	Description
(a)(5)(O)	Press Release issued by Harmony Biosciences Holdings, Inc., dated October 11, 2023 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 11, 2023

Zynerba Pharmaceuticals, Inc.

	By:	/s/ Sandip Kapadia
	Name:	Sandip Kapadia
	Title:	President, Chief Executive Officer and Chief Financial Officer
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